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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                        R. R. Donnelley & Sons Company
- --------------------------------------------------------------------------------
                               (Name of Issuer)



   Common Stock, par value $1.25 (including Preferred Stock Purchase Rights)
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   257867101
                        -----------------------------
                                (CUSIP Number)


                       Larry D. Berning, Sidley & Austin
               One First National Plaza, Chicago, Illinois 60603
                                  312/853-7000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 26, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D
                                AMENDMENT NO. 2
- -----------------------                                  ---------------------
  CUSIP NO. 257867101                                      PAGE 2 OF 30 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elliott R. Donnelley (###-##-####)
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          383,636
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,783,290
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          383,636
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          6,783,290
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       7,166,926
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      4.7%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                AMENDMENT NO. 2
- -----------------------                                  ---------------------
  CUSIP NO. 257867101                                      PAGE 3 OF 30 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laura Donnelley-Morton (###-##-####)
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,607,645
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,092
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          6,607,645
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       7,041,842
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      4.6%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                AMENDMENT NO. 2
- -----------------------                                  ---------------------
  CUSIP NO. 257867101                                      PAGE 4 OF 30 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strachan Donnelley (###-##-####)
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          946,424
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,783,290
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          946,424
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          6,783,290
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       8,039,901
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.2%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 5 of 30 Pages
                             AMENDMENT NO. 2

               This Amendment No. 2 ("Amendment No. 2") is being filed on behalf of Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and Mr. Strachan
Donnelley (referred to as an "Executor" or collectively, the "Executors" in the Statement on Schedule 13D dated April 27, 1992, as amended by Amendment No. 1 thereto, and referred to in this Amendment No. 2 as a "Reporting Person" or collectively, the "Reporting Persons"). This Amendment No. 2 amends and supplements the Statement on Schedule 13D dated April 27, 1992 (the "Schedule 13D"), as amended by Amendment No. 1 thereto dated September 1, 1992 ("Amendment No. 1"), each as filed with the Securities and Exchange Commission ("SEC") on behalf of the Reporting Persons and relating to the common stock, par value $1.25 per share, including the associated preferred stock purchase rights ("Common Stock"), of R.R. Donnelley & Sons Company, a Delaware corporation (the "Company"). In accordance with Item 101(a)(2)(ii) of Regulation S-T promulgated by the SEC, this Amendment No. 2 restates and amends the entire text of the
Schedule 13D and Amendment No. 1 (other than the portion of Exhibit 2 hereto which was previously filed in paper and other than Exhibit 3 hereto, each of which is incorporated herein by reference to the Schedule 13D and, pursuant to Items 101(a)(2)(ii) and 102(a) of Regulation S-T, is not required to be restated electronically). Unless otherwise defined in this Amendment No. 2, capitalized terms used herein shall have the meanings specified in the Schedule 13D or Amendment No. 1.

          ITEM 1.  SECURITY AND ISSUER.

               This Amendment No. 2 to the Statement on Schedule 13D of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relates to the Common Stock. The principal executive offices of the Company are located at 77 West Wacker Drive, Chicago, Illinois 60601-1696.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 6 of 30 Pages
                             AMENDMENT NO. 2


          ITEM 2.  IDENTITY AND BACKGROUND

                                                           (C)
      (A)                                               Principal
Name of Person                        (B)              Occupation
Filing this Statement          Business Address       or Employment
- ---------------------          ----------------       -------------
Elliott R. Donnelley           808 N. Dixie Highway   Boat construction
                               Lantana, Florida
                               33462

Laura Donnelley-Morton         2119 Banyan Drive      Investor
                               Los Angeles,
                               California 90049

Strachan Donnelley             Hastings Center        Director of
                               255 Elm Road           Education, Associ-
                               Briarcliff Manor,      ate for Environ-
                               New York 10510-9974    mental Ethics

               The Schedule 13D and Amendment No. 1 were filed, and this Amendment No. 2 is being filed, by the three individuals named above in connection with each individual's previously reported appointment as an executor of the estate of Mr. Gaylord Donnelley (the "Estate"). As set forth in Item 5(c) below all shares of Common Stock have been distributed from the Estate. The Northern Trust Company ("NTC"), the principal executive offices of which are located at 50 South LaSalle Street, Chicago, Illinois 60675, was also appointed an executor of the Estate. Pursuant to Rule 13d-1(b)(1), in lieu of filing a statement on Schedule 13D, NTC filed an amendment to its Statement on Schedule 13G relating to the Common Stock. Unless otherwise noted, references in this Amendment No. 2 to a Reporting Person or the Reporting Persons, shall mean the three individuals named above and shall exclude NTC.

               (D) - (E) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F) Each of the Reporting Persons is a citizen of the United States.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 7 of 30 Pages
                             AMENDMENT NO. 2


          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The acquisition of shares of Common Stock by the Reporting Persons which resulted in the filing of the Schedule 13D occurred in connection with the appointment by the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois, on April 27, 1992, of each Reporting Person and NTC as an executor of the Estate.

               The acquisition of shares of Common Stock by the Reporting Persons which was reported in Amendment No. 1 occurred in connection with a two-for-one split of the Common Stock (the "Stock Split"). The Stock Split was effected by the distribution by the Company on September 1, 1992 of one additional share of Common Stock for each share held by shareholders of record on August 7, 1992.

               As described in Item 5(c) below, Amendment No. 1 also reflected gifts by one Reporting Person aggregating 2,082 shares of Common Stock and gifts by another Reporting Person aggregating 2,742 shares of Common Stock, in each case as increased to reflect the Stock Split.

          ITEM 4.  PURPOSE OF TRANSACTION.

               The information set forth in the first paragraph of Item 3 above is incorporated herein by reference. The information set forth in Exhibit 2, subsection 1 to the Schedule 13D (entitled "Estate of Gaylord Donnelley") is incorporated herein by reference.

               (A) The information set forth in Exhibit 2 is incorporated herein by reference. Of the total number of shares of Common Stock indicated above in Item 5(a) as beneficially owned by Ms. Laura Donnelley-Morton, 240,000 of such shares have been pledged as collateral pursuant to a custody agreement with a broker-dealer in connection with the sale of a like number of shares.

               (B)-(J)  Not applicable.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 8 of 30 Pages
                             AMENDMENT NO. 2


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (A) Set forth below is the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of December 31, 1994 (other than, with respect to each Reporting Person individually, 270,000 shares as to which such Reporting Person became the beneficial owner on January 26, 1995.

                                                    Percentage of
Name of Reporting Person       Number of Shares  Shares Outstanding/1/
- ------------------------       ----------------  ----------------------

Elliott R. Donnelley             7,166,926/2/             4.7%

Laura Donnelley-Morton           7,041,842/3/             4.6%

Strachan Donnelley               8,039,901/4/             5.2%

     _______________

          /1/ Based on 153,398,170 shares of Common Stock outstanding as of October 31, 1994, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

          /2/ Includes 1,621,436 shares of Common Stock (1.1%) held by the Gaylord and Dorothy Donnelley Foundation, an Illinois not-for-profit corporation (the "Foundation"), of which Mr. Elliott R. Donnelley is one of eleven directors. Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock (1.8%) with respect to which the lawful descendants of Mr. Gaylord Donnelley from time to time in being and not under disability ("Descendants"), including Mr. Elliott R. Donnelley (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared voting and investment power, and 70,965 shares of Common Stock (less than .1%) with respect to which Mr. Elliott R. Donnelley shares with Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley the right to acquire sole or shared voting and investment power.

          /3/ Includes 1,621,436 shares of Common Stock (1.1%) held by the Foundation, of which Ms. Laura Donnelley-Morton is one of eleven directors, 431,105 shares of Common Stock (.3%) with respect to which Ms. Donnelley-Morton shares the right with her spouse to acquire shared voting and investment power, and 3,092 shares of Common Stock (less than .1%) with respect to which Ms. Donnelley-Morton has sole investment power and the

     CUSIP NO. 257867101      SCHEDULE 13D         Page 9 of 30 Pages
                             AMENDMENT NO. 2


          right to acquire sole voting power. Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock (1.8%) with respect to which the Descendants, including Ms. Donnelley-Morton (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared voting and investment power, and 70,965 shares of Common Stock (less than .1%) with respect to which Ms. Donnelley-Morton shares with Mr. Elliott R. Donnelley and Ms. Vivian H. Donnelley the right to acquire sole or shared voting and investment power.

          /4/ Includes 1,621,436 shares of Common Stock (1.1%) held by the Foundation, of which Mr. Strachan Donnelley is one of eleven directors, and 310,187 shares of Common Stock (.2%) with respect to which Mr. Strachan Donnelley has the right to acquire sole voting and investment power. Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,639,840 shares of Common Stock (1.7%) with respect to which the Descendants, including Mr. Strachan Donnelley, have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared voting and investment power.

               The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, collectively, is 9,509,734 shares (6.2%), after adjustment to reflect shares of Common Stock beneficially owned by more than one Reporting Person. Such number excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock (1.8%) with respect to which the Descendants (but excluding Mr. Strachan Donnelley with respect to 161,146 shares) have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared voting and investment power, and 70,965 shares of Common Stock (less than .1%) with respect to which Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley share the right to acquire sole or shared voting and investment power.

               The Reporting Persons acted as a group with respect to the shares of Common Stock held by the Estate. As set forth below in Item 5(c), all shares of Common Stock have been distributed from the Estate. As set forth below in Item 5(b), the Reporting Persons also act in various representative capacities as trustees or co-trustees of certain trusts, as an UGMA custodian for certain individuals, and as Directors of the Foundation. Pursuant to Rule

     CUSIP NO. 257867101      SCHEDULE 13D         Page 10 of 30 Pages
                             AMENDMENT NO. 2


     13d-4, each Reporting Person disclaims beneficial ownership of shares of Common Stock (i) which neither such Reporting Person nor such Reporting Person's spouse beneficially owns individually and which are not held in such Reporting Person's investment management account, (ii) with respect to which such Reporting Person is not acting as trustee, co-trustee or UGMA custodian or (iii) which are held by the Foundation.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 11 of 30 Pages
                             AMENDMENT NO. 2


               (B)

               (i) Set forth below is the number of shares of Common Stock as to which each Reporting Person has sole power to vote or direct the vote as of December 31, 1994.

          Name of Reporting Person            Number of Shares
          ------------------------            ----------------
          Elliott R. Donnelley                   383,636/1/

          Laura Donnelley-Morton                       0/2/

          Strachan Donnelley                     946,424/3/

     _______________

          /1/ Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Mr. Elliott R. Donnelley (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to vote or direct the vote, and 70,965 shares of Common Stock with respect to which Mr. Elliott R. Donnelley shares with Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley the right to acquire sole or shared power to vote or direct the vote.

          /2/ Excludes 3,092 shares of Common Stock with respect to which Ms. Laura Donnelley-Morton has the right to acquire sole power to vote or direct the vote, 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Ms. Donnelley-Morton (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to vote or direct the vote, and 70,965 shares of Common Stock with respect to which Ms. Donnelley-Morton shares with Mr. Elliott R. Donnelley and Ms. Vivian
          H. Donnelley the right to acquire sole or shared power to vote or direct the vote.

          /3/ Excludes 310,187 shares of Common Stock with respect to which Mr. Strachan Donnelley has the right to acquire sole power to vote or direct the vote, 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, and 2,639,840 shares of Common Stock with

     CUSIP NO. 257867101      SCHEDULE 13D         Page 12 of 30 Pages
                             AMENDMENT NO. 2


          respect to which the Descendants, including Mr. Strachan Donnelley, have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to vote or direct the vote.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 13 of 30 Pages
                             AMENDMENT NO. 2


               (ii) Set forth below is the number of shares of Common Stock as to which each Reporting Person has shared power to vote or direct the vote as of December 31, 1994 (other than, with respect to each Reporting Person individually, 270,000 shares as to which such Reporting Person became the beneficial owner on January 26, 1995).

          Name of Reporting Person            Number of Shares
          ------------------------            ----------------
          Elliott R. Donnelley                  6,783,290/1/

          Laura Donnelley-Morton                6,607,645/2/

          Strachan Donnelley                    6,783,290/3/

     _______________

          /1/ Includes 1,621,436 shares of Common Stock held by the Foundation, of which Mr. Elliott R. Donnelley is one of eleven directors.
          Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Mr. Elliott R. Donnelley (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to vote or direct the vote, and 70,965 shares of Common Stock with respect to which Mr. Elliott R. Donnelley shares with Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley the right to acquire sole or shared power to vote or direct the vote.

          /2/ Includes 1,621,436 shares of Common Stock held by the Foundation, of which Ms. Laura Donnelley-Morton is one of eleven directors. Excludes 431,105 shares of Common Stock with respect to which Ms. Donnelley-Morton shares the right with her spouse to acquire shared power to vote or to direct the vote, 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Ms. Donnelley-Morton (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to vote or direct the vote, and 70,965 shares of Common Stock with respect to which Ms. Donnelley-Morton shares with Mr. Elliott R. Donnelley and Ms. Vivian H. Donnelley the right to acquire sole or shared power to vote or direct the vote.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 14 of 30 Pages
                             AMENDMENT NO. 2


          /3/ Includes 1,621,436 shares of Common Stock held by the Foundation, of which Mr. Strachan Donnelley is one of eleven directors. Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, and 2,639,840 shares of Common Stock with respect to which the Descendants, including Mr. Strachan Donnelley, have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to vote or to direct the vote.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 15 of 30 Pages
                             AMENDMENT NO. 2


               (iii) Set forth below is the number of shares of Common Stock as to which each Reporting Person has sole power to dispose of or to direct the disposition of as of December 31, 1994.


          Name of Reporting Person            Number of Shares
          ------------------------            ----------------
          Elliott R. Donnelley                   383,636/1/

          Laura Donnelley-Morton                   3,092/2/

          Strachan Donnelley                     946,424/3/

     _______________

          /1/ Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Mr. Elliott R. Donnelley (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to dispose or to direct the disposition, and 70,965 shares of Common Stock with respect to which Mr. Elliott R. Donnelley shares with Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley the right to acquire sole or shared power to dispose or to direct the disposition.

          /2/ Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Ms. Donnelley-Morton (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to dispose or to direct the disposition, and 70,965 shares of Common Stock with respect to which Ms. Donnelley-Morton shares with Mr. Elliott R. Donnelley and Ms. Vivian H. Donnelley the right to acquire sole or shared power to dispose or to direct the disposition.

          /3/ Excludes 310,187 shares of Common Stock with respect to which Mr. Strachan Donnelley has the right to acquire sole power to dispose or to direct the disposition, 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, and 2,639,840 shares of Common Stock with respect to which the Descendants, including Mr. Strachan Donnelley, have the shared right, exercisable by a

     CUSIP NO. 257867101      SCHEDULE 13D         Page 16 of 30 Pages
                             AMENDMENT NO. 2


          majority of the Descendants, to acquire sole or shared power to dispose or to direct the disposition.

     CUSIP NO. 257867101      SCHEDULE 13D         Page 17 of 30 Pages
                             AMENDMENT NO. 2


               (iv) Set forth below is the number of shares of Common Stock as to which each Reporting Person has shared power to dispose of or to direct the disposition of as of December 31, 1994 (other than, with respect to each Reporting Person individually, 270,000 shares as to which such Reporting Person became the beneficial owner on January 26, 1995).

          Name of Reporting Person            Number of Shares
          ------------------------            ----------------
          Elliott R. Donnelley                  6,783,290/1/

          Laura Donnelley-Morton                6,607,645/2/

          Strachan Donnelley                    6,783,290/3/

     _______________

          /1/ Includes 1,621,436 shares of Common Stock held by the Foundation, of which Mr. Elliott R. Donnelley is one of eleven directors.
          Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Mr. Elliott R. Donnelley (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to dispose or to direct the disposition, and 70,965 shares of Common Stock with respect to which Mr. Elliott R. Donnelley shares with Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley the right to acquire sole or shared power to dispose or to direct the disposition.

          /2/ Includes 1,621,436 shares of Common Stock held by the Foundation, of which Ms. Laura Donnelley-Morton is one of eleven directors. Excludes 431,105 shares of Common Stock with respect to which Ms. Donnelley-Morton shares with her spouse the right to acquire shared power to dispose or to direct the disposition, 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, 2,800,986 shares of Common Stock with respect to which the Descendants, including Ms. Donnelley-Morton (but excluding Mr. Strachan Donnelley with respect to 161,146 shares), have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to dispose or to direct the disposition, and 70,965 shares of Common Stock with respect to which Ms. Donnelley-Morton shares with Mr. Elliott R. Donnelley and Ms. Vivian H. Donnelley the right to acquire sole or shared power to dispose or to direct the disposition.

CUSIP NO. 257867101              SCHEDULE 13D            Page 18 of 30 Pages
                                AMENDMENT NO. 2


      /3/   Includes 1,621,436 shares of Common Stock held by the Foundation, of which Mr. Strachan Donnelley is one of eleven directors. Excludes 41,870 shares of Common Stock (less than .1%) with respect to which the Reporting Persons share the right to acquire sole or shared voting and investment power, and 2,639,840 shares of Common Stock with respect to which the Descendants, including Mr. Strachan Donnelley, have the shared right, exercisable by a majority of the Descendants, to acquire sole or shared power to dispose or to direct the disposition.

               Mr. Elliott R. Donnelley shares voting and investment power (i) as co-trustee with Ms. Laura Donnelley-Morton, Mr. Strachan Donnelley and NTC with respect to 5,789,853 shares, (ii) as co-trustee with Mr. Strachan Donnelley and NTC with respect to 100,000 shares, (iii) as co-trustee with Ms. Laura Donnelley-Morton and NTC with respect to 112,000 shares, (iv) as co-trustee with Mr. Strachan Donnelley and The First National Bank of Chicago ("FNBC") with respect to 180,000 shares and (v) as a Director of the Foundation with Ms. Laura Donnelley-Morton, Mr. Strachan Donnelley and eight other Directors (Mrs. Dorothy R. Donnelley, Mrs. Jane Rishel, Mr. Gerald W. Adelmann, Mr. Larry D. Berning, Mr. James B. Edwards, Mr. Joel L. Fleishman, Dr. Robert W. Carton and Mr. Robert T. Carter (these eight individuals are referred to collectively as the "Other Foundation Directors") with respect to 1,621,436 shares.

               Ms. Laura Donnelley-Morton shares voting and investment power (i) as co-trustee with Mr. Elliott R. Donnelley, Mr. Strachan Donnelley and NTC with respect to 5,789,853 shares, (ii) as co-trustee with Mr. Strachan Donnelley and NTC with respect to 112,000 shares, (iii) as co-trustee with Mr. Elliott R. Donnelley and NTC with respect to 112,000 shares and (iv) as a Director of the Foundation with Ms. Laura Donnelley-Morton, Mr. Strachan Donnelley and the Other Foundation Directors with respect to 1,621,436 shares.

               Mr. Strachan Donnelley shares voting and investment power (i) as co-trustee with Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and NTC with respect to 5,789,853 shares, (ii) as co-trustee with Mr. Elliott
     R. Donnelley and NTC with respect to 100,000 shares, (iii) as co-trustee with Ms. Laura Donnelley-Morton and NTC with respect to 112,000 shares,
     (iv) as co-trustee with Mr. Elliott R. Donnelley and FNBC with respect to 180,000 shares and (v) as a Director of the Foundation with Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and the Other Foundation Directors with respect to 1,621,436 shares.

CUSIP NO. 257867101             SCHEDULE 13D            Page 19 of 30 Pages
                              AMENDMENT NO. 2



               NTC is an Illinois corporation whose principal business is trust and banking. The address of NTC's principal business and office is 50 South LaSalle Street, Chicago, Illinois 60675. FNBC is a national bank chartered by the State of Illinois whose principal business is banking.
     The address of FNBC's principal business and office is One First National Plaza, Chicago, Illinois 60603. The Foundation is an Illinois not-for-profit corporation whose principal business is the promotion of charitable, scientific and educational purposes. The address of the Foundation's principal business and office is 350 East 22nd Street, Chicago, Illinois 60616. To the knowledge of the Reporting Persons, during the last five years, none of NTC, FNBC or the Foundation has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (C) On May 29, 1992, Ms. Laura Donnelley-Morton and her spouse gave an aggregate of 2,082 shares of Common Stock, after accounting for the Stock Split, to two accounts with respect to which Ms. Donnelley-Morton acts as an UGMA custodian and to a third account with respect to which Ms. Donnelley-Morton's spouse acts as an UGMA custodian. Such gifts did not result in a net change in the number of shares of Common Stock beneficially owned by Ms. Donnelley-Morton.

               Prior to April 27, 1992 (the date of the Schedule 13D), Mr. Strachan Donnelley gave an aggregate of 2,742 shares of Common Stock, after accounting for the Stock Split, to three trusts with respect to which Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and Ms. Vivian H. Donnelley share the right to acquire sole or shared voting and investment power. Shares of Common Stock held in these trusts were and are reported as excluded from Mr. Elliott R. Donnelley's and Ms. Laura Donnelley-Morton's holdings in the Schedule 13D, Amendment No. 1 and this Amendment No. 2, respectively. Because the 2,742 shares given by Mr. Strachan Donnelley were not reflected in the books of these trusts as of April 27, 1992, the number of shares excluded from Mr. Elliott R. Donnelley's and Ms. Laura Donnelley-Morton's holdings was understated by 2,742 shares. The number of shares of Common Stock excluded from Mr. Elliott R. Donnelley's and Ms. Laura Donnelley-Morton's holdings on this Amendment No. 1 reflects the 2,742 shares.

               On November 25, 1994, the Estate distributed 6,042,198 shares of Common Stock to a marital trust (the "Marital Trust") as to which NTC and the Reporting Persons serve as co-trustees. On December 1, 1994, the Estate distributed 1,288,748 shares of Common

CUSIP NO. 257867101               SCHEDULE 13D          Page 20 of 30 Pages
                                 AMENDMENT NO. 2



     Stock to the Foundation. On December 16, 1994, the Marital Trust distributed 879,310 shares of Common Stock pursuant to Dorothy R. Donnelley's earlier request and direction to the Dorothy R. Donnelley 1993 Trust (the "1993 Trust") as to which the Reporting Persons serve as trustees without voting or dispositive power. On December 16, 1994, the Marital Trust also distributed 1,506,896 shares of Common Stock to Dorothy
     R. Donnelley pursuant to her earlier request. All of the foregoing distributions were made in-kind and no purchase price or other consideration was paid in connection with such distributions.

               On January 26, 1995, Dorothy R. Donnelley transferred without consideration an aggregate of 810,000 of the 1,506,896 shares of Common Stock previously distributed to her to three trusts (270,000 shares to each trust) established by her as grantor on such date. Each of the Reporting Persons serves as a co-trustee of one of such trusts.

               (D) A number of persons have an economic interest (which may include the right to receive dividends or the proceeds from the sale of shares of Common Stock) in the shares of Common Stock held in the various trusts and accounts described in Exhibit 2.

               (E)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Exhibit 2 sets forth excerpts from instruments which governed or govern the Estate and various trusts and accounts which hold shares of Common Stock as to which one or more of the Reporting Persons has beneficial ownership. The information set forth in Exhibit 2 is incorporated herein by reference.

               All 313,172 shares of Common Stock held in the Elliott Donnelley Trust dated August 27, 1979, as restated and amended as of February 1, 1988, and 12,034 shares of Common Stock held by Mr. Elliott R. Donnelley, individually, have been pledged under two collateral agreements, each dated January 17, 1992 for the benefit of the Lakeside Bank, 55 West Wacker Drive, Chicago, Illinois. The pledged shares represent collateral to secure a promissory note dated January 17, 1992 executed by Lantana Boatyard, Inc., a Florida corporation, of which Mr. Elliott R. Donnelley is the sole shareholder.

               Of the total number of shares of Common Stock indicated above in
     Item 5(a) as beneficially owned by Ms. Laura Donnelley-Morton, 240,000 of such shares have been pledged as collateral pursuant to a custody agreement with a broker-dealer in connection with the sale of a like number of shares.

CUSIP NO. 257867101                SCHEDULE 13D           Page 21 of 30 Pages
                                  AMENDMENT NO. 2




          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               The exhibits accompanying this Amendment No. 2 are listed in the accompanying Exhibit Index located after the signature page.

CUSIP NO. 257867101             SCHEDULE 13D             Page 22 of 30 Pages
                               AMENDMENT NO. 2



                                   SIGNATURE
                                   ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


     Dated:  February 16, 1995


     Elliott R. Donnelley

              *
     ----------------------


     Laura Donnelley-Morton

              *
     ----------------------


     Strachan Donnelley

              *
     ----------------------



     * By:  Larry D. Berning
           -----------------------
            Larry D. Berning
            Attorney-in-fact

CUSIP NO. 257867101            SCHEDULE 13D               Page 23 of 30 Pages
                              AMENDMENT NO. 2




                                 EXHIBIT INDEX
                                 -------------


     EXHIBIT NO.    EXHIBIT
     -----------    -------

     Exhibit 1      Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 2 Excerpts from the instruments governing the Estate, trusts and accounts referred to in Items 5 and 6. (Subsections 1-22 are incorporated by reference to Exhibit 2 of the Statement on Schedule 13D dated April 27, 1992, filed on May 7, 1992 with respect to the Common Stock)

     Exhibit 3 Powers of Attorney (incorporated by reference to Exhibit 3 of the Statement on Schedule 13D dated April 27, 1992, filed on May 7, 1992 with respect to the Common Stock).

CUSIP NO. 257867101              SCHEDULE 13D              Page 24 of 30 Pages
                                AMENDMENT NO. 2


                                   EXHIBIT 1

               Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that Amendment No. 2 to the Schedule 13D of which this Exhibit is a part is filed on behalf of each of them with respect to the shares of Common Stock of R.R. Donnelley & Sons Company reported in such Schedule 13D and Amendment No. 1 thereto.


     Dated:  February 16, 1995


     ELLIOTT R. DONNELLEY

                 *
     -------------------------


     LAURA DONNELLEY-MORTON

                 *
     -------------------------


     STRACHAN DONNELLEY

                 *
     -------------------------



     * By:  Larry D. Berning
            -----------------------
            Larry D. Berning
            Attorney-in-fact

CUSIP NO. 257867101              SCHEDULE 13D              Page 25 of 30 Pages
                                AMENDMENT NO. 2

                                   EXHIBIT 2
                                  (AS AMENDED)

     SUBSECTIONS 1-22 ARE INCORPORATED BY REFERENCE TO THE SCHEDULE 13D. SECTIONS 1-22 WERE PREVIOUSLY FILED IN PAPER WITH THE SCHEDULE 13D AND, PURSUANT TO ITEMS 101(A)(2)(II) AND 102(A) OF REGULATION S-T, ARE NOT REQUIRED TO BE RESTATED ELECTRONICALLY.

      23. FAMILY TRUSTS DATED JANUARY 26, 1995
          ------------------------------------


               The Elliott R. Donnelley Family Trust, Laura Donnelley-Morton Family Trust and Strachan Donnelley Family Trust were each executed on January 26, 1995. Elliott R. Donnelley is a co-Trustee of the Elliott R. Donnelley Family Trust. Laura Donnelley-Morton is a co-Trustee of the Laura Donnelley-Morton Family Trust. Strachan Donnelley is a co-Trustee of the Strachan Donnelley Family Trust.

               Set forth below are excerpts from each of the above-mentioned trusts relating to the retention, transfer or voting of shares of Common Stock of R. R. Donnelley & Sons Company:

               "[T]he Trustees shall...have the following powers...: (a) To retain any property..., irrespective of the extent of diversification or any law or rule of court concerning trust investments; (b) To invest and reinvest in stocks, bonds, mortgages, notes, commercial paper, mutual funds, common trust funds, undivided interests or other property of any kind, real or personal, although not of a type traditionally considered proper for trust investments and irrespective of the extent of diversification or any law or rule of court concerning trust investments...; (d) To vote in person or by general or limited proxy, or refrain from voting, any corporate securities for any purpose; to exercise or sell any subscription or conversion rights; to consent to and join in or oppose any voting trusts, reorganizations, consolidations, mergers, foreclosures and liquidations and in connection therewith to deposit securities and accept and hold other securities or property received therefor; ...
          (g) To sell at public or private sale, contract to sell, grant options to purchase,

CUSIP NO. 257867101              SCHEDULE 13D              Page 26 of 30 Pages
                                AMENDMENT NO. 2


          convey, exchange, transfer and otherwise deal with any property for such price and upon such terms as the Trustees deem advisable; ... and
          (q) To perform other acts necessary or appropriate for the proper administration of any trust, execute and deliver necessary instruments and give full receipts and discharges."

     24.  DOROTHY R. DONNELLEY 1992 FAMILY TRUST AGREEMENT
          ------------------------------------------------

               NTC is the Trustee of fifteen separate trusts created by Mrs. Dorothy R. Donnelley, as Grantor, under the Dorothy R. Donnelley 1992 Family Trust Agreement which was executed on December 30, 1992.

               Set forth below are excerpts from the Dorothy R. Donnelley 1992 Family Trust Agreement relating to the power of the Grantor's children [i.e., the Reporting Persons] to appoint individual Trustees and to remove the corporate Trustee:

                    "By written instrument signed by all of my children who are then living and not under legal disability, my children shall have power to appoint one or more individual Trustees (including any child or children of mine) and a successor or succession of individual Trustees; provided that I may not be appointed a Trustee."

                    "A majority of the individual Trustees or, if none, a majority of my children who are then living and not under legal disability may, by written instrument, remove a corporate Trustee of any trust hereunder on ten days' written notice and appoint another corporation to fill the vacancy, such removal to be effective upon receipt by the removed Trustee of written acceptance of office by a successor corporate Trustee."

               Set forth below are excerpts from the Dorothy R. Donnelley 1992 Family Trust Agreement relating to the retention, transfer or voting of the Common Stock held by the trust.

CUSIP NO. 257867101              SCHEDULE 13D              Page 27 of 30 Pages
                                AMENDMENT NO. 2


                    "... the Trustee ... shall have the following powers ...:
          (a) To retain any property ..., irrespective of the extent of diversification or any law or rule of court concerning trust investments; (b) To invest and reinvest in stocks, bonds, mortgages, notes, commercial paper, mutual funds, common trust funds, undivided interests or other property of any kind, real or personal, although not of a type traditionally considered proper for trust investments and irrespective of the extent of diversification or any law or rule of court concerning trust investments, and to exercise any option to purchase property; ... (d) To vote in person or by general or limited proxy, or refrain from voting, any corporate securities for any purpose; to exercise or sell any subscription or conversion rights; to consent to and join in or oppose any voting trusts, reorganizations, consolidations, mergers, foreclosures and liquidations and in connection therewith to deposit securities and accept and hold other securities or property received therefor; ... (f) To borrow money ..., extend or renew any existing indebtedness and mortgage, pledge or otherwise encumber any property; (g) To sell at public or private sale, contract to sell, grant options to purchase, convey, exchange, transfer and otherwise deal with any property for such price and upon such terms as the Trustee deems advisable; ... (q) To perform other acts necessary or appropriate for the proper administration of any trust, execute and deliver necessary instruments and give full receipts and discharges."

                    "I specifically authorize and direct the Trustee to hold and retain all shares of common stock of R.R. Donnelley & Sons Company ('Donnelley') at any time constituting a part or all of the assets of any trust hereunder, it being my belief that such shares of stock shall at all times constitute a proper investment by the Trustee. No sale or other disposition of any shares of stock of Donnelley (other than a distribution to a beneficiary hereunder) shall be made by the Trustee unless (i) if no individual Trustee is acting, a majority of my children who are then living and not under legal disability shall consent thereto, or (ii) if an individual Trustee is acting, a majority of the individual Trustees at the time acting shall consent thereto. Except at any time when my children and all the individual Trustees have relinquished their powers pursuant to the preceding sentence, the corporate Trustee need not review the appropriateness of retaining stock of Donnelley, and the corporate Trustee shall not be liable for any loss sustained by any trust occasioned by the

CUSIP NO. 257867101              SCHEDULE 13D              Page 28 of 30 Pages
                                AMENDMENT NO. 2


          retention of Donnelley stock in accordance with this paragraph."

     25.  DOROTHY R. DONNELLEY 1992 TRUST AGREEMENT FOR RANNEY FAMILY MEMBERS
          -------------------------------------------------------------------

               NTC is the Trustee of twenty-four separate trusts created by Mrs. Dorothy R. Donnelley, as Grantor, under the Dorothy R. Donnelley 1992 Trust Agreement For Ranney Family Members which was executed on December 30, 1992.

               Set forth below are excerpts from the Dorothy R. Donnelley 1992 Trust Agreement For Ranney Family Members relating to the power of the Grantor's children [i.e., the Reporting Persons] to appoint individual Trustees and to remove the corporate Trustee:

                    "By written instrument signed by all of my children who are then living and not under legal disability, my children shall have power to appoint one or more individual Trustees (including any child or children of mine) and a successor or succession of individual Trustees; provided that I may not be appointed a Trustee."

                    "A majority of the individual Trustees or, if none, a majority of my children who are then living and not under legal disability may, by written instrument, remove a corporate Trustee of any trust hereunder on ten days' written notice and appoint another corporation to fill the vacancy, such removal to be effective upon receipt by the removed Trustee of written acceptance of office by a successor corporate Trustee."

               Set forth below are excerpts from the Dorothy R. Donnelley 1992 Trust Agreement For Ranney Family Members relating

CUSIP NO. 257867101              SCHEDULE 13D              Page 29 of 30 Pages
                                AMENDMENT NO. 2


     to the retention, transfer or voting of the Common Stock held by the trust.

                    "... the Trustee ... shall have the following powers ...:
          (a) To retain any property ..., irrespective of the extent of diversification or any law or rule of court concerning trust investments; (b) To invest and reinvest in stocks, bonds, mortgages, notes, commercial paper, mutual funds, common trust funds, undivided interests or other property of any kind, real or personal, although not of a type traditionally considered proper for trust investments and irrespective of the extent of diversification or any law or rule of court concerning trust investments, and to exercise any option to purchase property; ... (d) To vote in person or by general or limited proxy, or refrain from voting, any corporate securities for any purpose; to exercise or sell any subscription or conversion rights; to consent to and join in or oppose any voting trusts, reorganizations, consolidations, mergers, foreclosures and liquidations and in connection therewith to deposit securities and accept and hold other securities or property received therefor; ... (f) To borrow money ..., extend or renew any existing indebtedness and mortgage, pledge or otherwise encumber any property; (g) To sell at public or private sale, contract to sell, grant options to purchase, convey, exchange, transfer and otherwise deal with any property for such price and upon such terms as the Trustee deems advisable; ... (q) To perform other acts necessary or appropriate for the proper administration of any trust, execute and deliver necessary instruments and give full receipts and discharges."

                    "I specifically authorize and direct the Trustee to hold and retain all shares of common stock of R.R. Donnelley & Sons Company ('Donnelley') at any time constituting a part or all of the assets of any trust hereunder, it being my belief that such shares of stock shall at all times constitute a proper investment by the Trustee. No sale or other disposition of any shares of stock of Donnelley (other than a distribution to a beneficiary hereunder) shall be made by the Trustee unless (i) if no individual Trustee is acting, a majority of my children who are then living and not under legal disability shall consent thereto, or (ii) if an individual Trustee is acting, a majority of the individual Trustees at the time acting shall consent thereto. Except at any time when my children and all the individual Trustees have relinquished their powers

CUSIP NO. 257867101              SCHEDULE 13D              Page 30 of 30 Pages
                                AMENDMENT NO. 2


          pursuant to the preceding sentence, the corporate Trustee need not review the appropriateness of retaining stock of Donnelley, and the corporate Trustee shall not be liable for any loss sustained by any trust occasioned by the retention of Donnelley stock in accordance with this paragraph."